August 5, 2025

Yanela Frias
Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

        Re: Prudential Financial, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Response dated July 16, 2025
            File No. 001-16707
Dear Yanela Frias:

       We have reviewed your July 16, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 24,
2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 1. Business, page 1

1. We note your response to prior comment 1. Please tell us what information is provided to management at the consolidated and segment level, if any, related to your
       US GAAP revenue recognized for each period presented. Please tell us how your current disclosure allows an investor to clearly understand the key products and/or services that represent your material revenue-generating activities in accordance with
       Item 101 of Regulation S-K. Alternatively, please revise future filings to provide this information, including quantified information to the extent available and relevant for a more complete understanding of your performance.
 August 5, 2025
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

2. We note your response to prior comment 1 and your statement that product-level information is not provided to management at the discrete financial statement line-
       item level. Please tell us what product-level information is provided to management at the consolidated and segment level, if any, related to revenue recognized under US
       GAAP. Please tell us how you considered whether this information or related product information should be disclosed in accordance with Item 303 of Regulation S-K.
Consolidated Results of Operations, page 57

3. We note your response to prior comment 1. Please revise future filings to provide appropriate discussion and analysis of material revenue amounts and line-items (e.g., premiums) recognized each year and material changes from period to period at the consolidated level. Your discussion can include all information needed to allow an investor to understand any relevant offsetting amounts in other financial statement line-items. Refer to Item 303 of Regulation S-K for guidance. Retirement Strategies - Adjusted Operating Income, page 75

4. We note your response to prior comment 2. Please tell us whether you recognize in future periods any of the change in the fair value of the embedded derivative associated with future projected renewals that is excluded in the current period adjusted operating income. In other words, please clarify if the initial adjustment is
       subsequently    amortized    back into adjusted operating income.
General

5. We note your response to prior comment 3. Please tell us the items included in
       Projected Core AOI that are not included in Projected AOI as used on slide 9 in the
       4Q24 Prudential Financial, Inc. Earnings Conference Call Presentation included in the
       Investor Relations section of your web-site.
6. We note your response to prior comment 3. Please explain to us in more detail how the adjustment related to annual premium seasonality is calculated. Specifically, clarify if this adjustment shifts a portion of US GAAP revenue to other periods in the year and/or whether this adjustment results in a different amount of total revenue recognized over the year.
7. Please refer to prior comment 3. Adjustments related to actual financial results above/(below) management's expectations substitute an individually tailored recognition and measurement method for those of GAAP which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G.
Please
       remove these adjustments from your non-GAAP financial measures included in
       Earnings Conference Call Presentations.
 August 5, 2025
Page 3

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Brian Spitser